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June 1, 2006	Alan L. Talesnick
303-894-6378
ATalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Mr. John Stickel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Branded Media Corporation
Amendment No. 2 to Registration Statement on Form 10-SB
Filed May 11, 2006
File No. 000-03574
Dear Mr. Stickel:
     On behalf of Branded Media Corporation (the “Company”), please be informed that the Company hereby withdraws its Amendment No. 2 to Registration Statement on Form 10-SB filed with the Commission on May 11, 2006 (the “Amended Registration Statement”).
     As the Company indicated to you by voicemail yesterday, the Company intends to file a new Form 10-SB in order to respond to the Staff’s comments in the Staff’s letter dated May 22, 2006 concerning the Company’s Amended Registration Statement. At such time, a blacklined copy of the Form 10-SB reflecting changes made to the Amended Registration Statement will be provided. You indicated to us in your voicemail today that the Staff intends that the same review team will continue to handle the Form 10-SB after the new filing.
WASHINGTON DC     ●     NORTHERN VIRGINIA     ●     DALLAS     ●     DENVER     ●     ANCHORAGE     ●     DOHA, QATAR

Mr. John Stickel
June 1, 2006

     If you have any further questions, do not hesitate to contact me or James Muchmore at (303) 830-1776 or Donald C. Taylor at (212) 230-1941.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Branded Media Corporation
c/o Donald C. Taylor, President